UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39511

BURFORD CAPITAL LIMITED

(Translation of registrant’s name into English)

Oak House

Hirzel Street

St. Peter Port

Guernsey GY1 2NP

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K includes materials as an exhibit that have been made available in respect of Burford Capital Limited (“Burford”) as of September 13, 2023.

This Report on Form 6-K is incorporated by reference into the following Registration Statements of Burford:

●	Registration Statement (Form S-8 No. 333-249328) pertaining to the Burford Capital 2016 Long Term Incentive Plan; and
●	Registration Statement (Form S-8 No. 333-259493) pertaining to the Burford Capital Limited 2021 Non-Employee Directors’ Share Plan.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Burford Capital Limited Interim Report at June 30, 2023 and December 31, 2022 and for the Three and Six Months Ended June 30, 2023 and 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURFORD CAPITAL LIMITED

By:	/s/ Jordan D. Licht
Name: Jordan D. Licht
Title: Chief Financial Officer

Date: September 13, 2023